

January 21, 2010

Room 4631

Curtis E. Espeland
Senior Vice President and Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

      Re: **Eastman Chemical Company**
              Form 10-K for Fiscal Year Ended December 31, 2008
              File No. 001-12626

Dear Mr. Espeland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Terence O'Brien
                      Accounting Branch Chief